Exhibit (b)(6)

                              THE JAPAN FUND, INC.

                          Certificate as to Resolution
                                  of Directors

The undersigned certifies that he is the Assistant Secretary of The Japan Fund, Inc. (the "Fund"), a Maryland corporation, and that, as such, he is authorized to execute this Certificate on behalf of the Fund, and further certifies that the following is a complete and correct copy of the resolution duly adopted by the duly elected Board of Directors of the Fund at a meeting duly called, convened and held on July 9, 1998, at which a quorum was present and acting throughout, and that such resolution has not been amended and is in full force and effect.

Approval of Amendment to By-Laws to Increase the Size of the Board

                  RESOLVED, that, pursuant to the provision of Article VIII of the Fund's By-Laws, the first sentence of Article II, Section 2 of the Fund's By-Laws is hereby amended to read as follows (additions underlined, deletions struck out):

                  Section 2. Number - Election - Term. The number of directors shall be eleven ten, but a majority of the entire Board of Directors may increase such number at any time or from time to time to not more than twenty-one, and may elect directors to fill the vacancies created by any such increase in the number of directors; provided that no such vacancy may be so filled after the first annual meeting of stockholders of the Corporation if immediately after filling such vacancy less than two-thirds of the directors then holding office would have been elected by the stockholders at an annual or special meeting.

IN WITNESS WHEREOF, I hereunto set my hand and seal of the Fund on this 14th day of August, 1998.

                                     /s/Thomas F. McDonough
                                     -----------------------------------
                                     Thomas F. McDonough, Assistant Secretary